RYOJBABA CO., LTD.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

July 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	rYojbaba Co., Ltd.
Registration Statement on Form F-1
CIK No. 0002012600
File No. 333-281225

Dear Mr. Nalbantian and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), rYojbaba Co., Ltd. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare such Registration Statement effective at 4:30 p.m., Eastern Time, on Thursday, July 31, 2025, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Craig D. Linder, Esq. of Anthony, Linder & Cacomanolis, PLLC at (561) 514-0936.

* * * *

Very Truly Yours,

rYojbaba Co., Ltd.

/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer

cc: Craig D. Linder, Esq.